Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

This filing contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint.  In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC.  SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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The following slides were used in connection with a joint conference call and webcast hosted by Anthem and WellPoint on October 27, 2003 to discuss their definitive merger agreement and their respective third quarter earnings results.

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Industry Leading Size and Scale

Membership[a]

(in millions)

12
12
13
14
18
26
ATH
CI
AET
WLP
UNH
ATH + WLP

Latest 12 Months Revenues[b]

($ in billions)

17
19
19
19
28
36
ATH
CI
AET
WLP
UNH
ATH + WLP

(a) Excludes BlueCard host membership for WellPoint.

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Geographic Diversification

ME
NH
MA
CT
WI
NV
CO
IL
IN
OH
VA
KY
MO
CA
GA
TX
Anthem
Well Point
UNICARE and HealthLink >100K members

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Geographic Diversification

California
26%
Virginia
10%
Ohio
10%
Georgia
8%
Indiana
7%
Missouri
6%
Connecticut
6%
Kentucky
5%
Colorado
3%
Wisconsin
2%
New Hampshire
2%
Maine
2%
Nevada
1%
Non-Branded
12%

Combined Membership at 9/30/2003 = 26 million

(Excludes BlueCard Host Members for WellPoint)

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Operational Excellence

Anthem

Revenue ($B)
After-tax Margin (%)[1]
Revenue CAGR 24%
$8.8
2.6%
$10.4
3.3%
$13.3
4.1%
~ $16.7
Mid-4%
2000
2001
2002
2003E

WellPoint

Revenue ($B)
After-tax Margin (%)[1]
Revenue CAGR 30%
3.7%
$9.2
$12.4
3.3%
$17.3
4.1%
~ $20.4
Mid-4%
2000
2001
2002
2003E

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Financial Strength and Flexibility

Operating Cash Flow

($ in billions)

$0.7
$0.8
$1.0
$1.4
$1.0
$1.2
2001
2002
2003E
Anthem stand-alone
WellPoint stand-alone

Debt-to-Capital Ratio[a]

22%
20%
~24%
Anthem
WellPoint
Pro Forma

[a]As of September 30, 2003

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[LOGO]

Larry Glasscock, Chairman, President and Chief Executive Officer

Mike Smith, Chief Financial Officer

[LOGO]

Leonard Schaeffer, Chairman and Chief Executive Officer

David Colby, Chief Financial Officer

October 27, 2003

3

SAFE HARBOR STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

This presentation contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint ") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint ‘s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint.  In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC.  SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Transaction Summary

Offer Per WellPoint Share:	$23.80 cash and 1 Anthem share

Offer Price(1):	$101.06 per WellPoint share

Consideration:	76% stock, 24% cash

Pro Forma Fully-Diluted Ownership:	47% Anthem, 53% WellPoint

Expected Closing:	Mid-2004

Required Approvals:	Anthem and WellPoint shareholders State Departments of Insurance and Other Regulators Blue Cross Blue Shield Association Hart-Scott-Rodino

(1)          Based on Anthem closing price as of October 24, 2003

Name:	WellPoint, Inc.

Headquarters:	Indiana

Board Representation:	60% Anthem, 40% WellPoint

Chairman:	Leonard Schaeffer

President and CEO:	Larry Glasscock

Chief Financial Officer:	David Colby

Co-Heads of Integration:	Mike Smith, Alice Rosenblatt

Nation’s Leading Health Benefits Company

•                  Combined size and scale creates leadership position in industry

•                  Geographic diversification with local focus and national reach

•                  Growth opportunities in regional and national markets

•                  Building on combined strength to create operating synergies

•                  Operational excellence with strong, consistent performance

•                  Collaborative relationships with key constituents

•                  Excellent track record of integration

•                  Superior financial strength to invest in the future

•                  Complementary cultures and customer-focused management team

Industry Leading Size and Scale

Membership(a)

[CHART]

Latest 12 Months Revenues(b)

[CHART]

Source: Latest company filings as of 9/30/03 or 6/30/03.

(a)          Excludes BlueCard host membership for WellPoint.

(b)          Latest 12 months(LTM) revenues as of 9/30/03 for Anthem, WellPoint and UnitedHealth.  LTM as of 6/30/03 for CIGNA and Aetna.

Geographic Diversification

[GRAPHIC]

[CHART]

Combined Membership at 9/30/2003 = 26 million

(Excludes BlueCard Host Members for WellPoint)

Growth Opportunities

•                  Utilize strong local presence to add members in all segments

•                  Introduce new products to under-served markets

•                  Offer an enhanced Specialty product portfolio

•                  Penetrate fragmented markets

•                  Complement portfolio with disciplined acquisitions

•                  Implement best practices across the enterprise

•                  Use technology to support information-based consumer decisions

Creating Operating Synergies

•                  Recognize at least $250 million in pre-tax synergies

•	Information technology	$75 million +

•	Specialty businesses	$75 million +

•	Operations	$50 million +

•	Corporate & Shared Services	$50 million +

•                  Positioned to implement over 18 - 24 months: $50 million in 2004, $175 million in 2005, and $250 million in 2006

•                  Targets consistent with accomplishments in prior transactions

•                  Synergies represent approximately 4% to 5% of combined administrative expenses

Operational Excellence

Anthem

[CHART]

WellPoint

[CHART]

(1)          After-tax margin is calculated by dividing net income by total revenue.

Financial Strength and Flexibility

Operating Cash Flow

[CHART]

Debt-to-Capital Ratio(a)

[CHART]

(a) As of September 30, 2003

Financing Plan

Financing Sources

($ in billions)

Available cash (interim)	$0.7

New debt issuance (interim)	$3.2

Equity issuance	$12.5

Total	$16.4

Interim

Available cash

$3.0 billion bridge facility

$1.0 billion revolving credit

Permanent

$2.0 billion note offering

$2.5 billion credit facility

Anthem Consolidated Results: 3Q03 vs. 3Q02

	3Q03	3Q02		% Change

Diluted EPS	$1.38	$1.29	(a)	7%

Revenue	$4.3 billion	$3.6 billion		19%

Pre-tax income	$310 million	$229 million		35%

Pre-tax margin	7.3%	6.4%		90	bp

Membership	11.8 million	11.0 million		8%

(a)          Includes $0.04 per diluted share for realized gains and a $0.20 per share benefit for a tax valuation allowance.

Anthem Reportable Segments: 3Q03 vs. 3Q02

	Operating Revenue	Growth	Operating Gain	Growth	Membership Growth
	($ in millions)		($ in millions)

Midwest	$1,694	11%	$109	62%	8%

East	$1,161	8%	$75	22%	9%

West	$267	18%	$33	3%	13%

Southeast	$950	—	$82	—	5%

Specialty	$194	43%	$19	40%	—

Other	$(80)	—	$(39)	—	—

Anthem 2003 Full Year Guidance

Diluted EPS	$5.30 - $5.35

Revenue	Approximately $16.7 billion

Operating Gain:

($ in millions)
Midwest	$425 - $435
East	$295 - $305
Southeast	$330 - $340
West	$100 - $105
Specialty	$60 - $65
Other	$(135) - $(145)

Admin. Expense Ratio	50 – 100 bp Improvement

Benefit Expense Ratio	100 – 150 bp Improvement

Membership Growth	7% – 8%

Anthem 2004 Full Year Guidance

Diluted EPS	$6.05 - $6.15

Revenue	Low double-digit growth

Pre-tax income	15%+ growth

Admin. Expense Ratio	17.8% – 18.3%

Benefit Expense Ratio	82% – 83%

Membership Growth	4% – 6%

WellPoint 3Q03 vs 3Q02 Results & Outlook

3Q03 EPS(a)	$1.63, up 42%

3Q03 Revenue	$5.0B, up 12%

3Q03 Operating Income(b)	$430M, up 31%

3Q03 Membership	14.0M, up 8%

Full Year 2003 EPS(c)(d)	$6.00, up 37%

Full Year 2004 EPS(c)	$6.90 - $7.00, up 15 - 17%

(a)          Excludes net realized gains of $0.00 and $0.20 per diluted share for 3Q03 and 3Q02, respectively.

(b)          Excludes net realized gains of $1.6 million and $50.6 million for 3Q03 and 3Q02, respectively.

(c)          Estimate

(d)          The increase of 37% is based on an adjusted EPS before an extraordinary gain of $4.39 per diluted share, which excludes net realized gains of $0.22 per diluted share, for the year ended December 31, 2002.

Summary of Key Points

•                  Strong competitive position as a leading health benefits company

•                  Complementary cultures focused on customer needs and quality service

•                  Geographically diverse with strong local focus and national reach

•                  Significant operational synergies

•                  Well positioned for future growth

[LOGO]

Larry Glasscock, Chairman, President and Chief Executive Officer

Mike Smith, Chief Financial Officer

[LOGO]

Leonard Schaeffer, Chairman and Chief Executive Officer

David Colby, Chief Financial Officer

October 27, 2003